Exhibit 1.01

Conflict Minerals Report
Express, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the 2022 calendar year as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). Unless the context indicates otherwise, the terms "Express," "we," "its," "us," and "our" refer to Express, Inc. and its consolidated subsidiaries. As used herein, the terms “Conflict Minerals” and “3TG” refer to columbite-tantalite (coltan), cassiterite, gold, wolframite, and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward Looking Statements
This Conflict Minerals Report contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to improve our 3TG due diligence program and mitigate the risk that 3TG in our products benefits armed groups.

Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate, and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Many factors could cause our actions or results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners and other market participants responsibly source 3TG, and political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “DRC Region”), the United States, or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise, except as required by law.

Overview
Express is a specialty retailer offering both women's and men's apparel and accessories. We do not own or operate any manufacturing facilities and, as a result, we contract with third-party vendors for the purchase and/or production of all our merchandise. For a further discussion of our products, please refer to our Annual Report on Form 10-K for the fiscal year ended January 28, 2023 filed with the Securities and Exchange Commission on March 31, 2023. The information contained in our Annual Report on Form 10-K is not incorporated by reference into our Form SD or this Conflict Minerals Report and should not be considered part of our Form SD or this Conflict Minerals Report.

Express is committed to a responsible supply chain. This includes our commitment to (1) compliance with the Conflict Minerals Rule, and (2) avoiding the use of 3TG which may directly or indirectly finance or benefit armed groups engaging in human rights abuses in the DRC or the DRC Region. We do not seek to embargo sourcing from the DRC or the DRC Region and encourage our suppliers to source 3TG from smelters and refiners that are conformant with the protocols of the Responsible Minerals Assurance Process (the “RMAP”) issued by the Responsible Minerals Initiative (the “RMI”).

We estimate that approximately 1.3% of all products we purchased for resale in 2022 based on sales, contain 3TG that we believe are necessary to the functionality or production of the products; and, in such products, 3TG constitute only a small portion of the product content. For 2022, these products included fashion jewelry, footwear and sunglasses. Collectively, we refer to these products as “in-scope products.”

We do not directly source 3TG from mines, smelters, or refiners, and we believe we are several levels removed from these upstream sourcing activities and the parties that are involved in them. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and our commitment to responsible sourcing.

Reasonable Country of Origin Inquiry Information
We conducted a “reasonable country of origin inquiry” with respect to the necessary 3TG contained in our in-scope products for 2022 in accordance with the Conflict Minerals Rule. Our outreach included suppliers that we identified as having provided, or that may have provided, us with in-scope products in 2022 (our “Suppliers”). For 2022, our Suppliers identified to us smelters and refiners that processed or may have processed the necessary 3TG contained in our in-scope products.

Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we conducted due diligence for 2022. These due diligence efforts, and the results therefrom, are discussed below in this Conflict Minerals Report.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance, as defined and discussed below.

Description of Due Diligence Program
Overview
Pursuant to the Conflict Minerals Rule, our due diligence measures relating to 3TG were designed to conform with, in all material aspects, the criteria set forth in the Organisation for Economic Co-Operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings in the summary of our due diligence below conform to the headings used in the OECD Guidance for each of the five steps.

Step 1: Establish Strong Company Management Systems
Conflict Minerals Policy; Supplier Contracts. We have a policy that expresses our commitment to (1) compliance with the Conflict Minerals Rule, and (2) avoiding the use of 3TG which may directly or indirectly finance or benefit armed groups engaging in human rights abuses in the DRC or the DRC Region. We communicate this policy to our employees involved in the production and sourcing of our products and to our direct suppliers. Our supplier contracts also require that our suppliers adhere to our policy.

Our policy statement can be found in the “Sourcing and Labor Standards” subsection of the ESG section of our website at www.express.com/g/sourcing-and-labor-standards.

As noted above, we do not seek to embargo sourcing from the DRC or the DRC Region and encourage our suppliers to source 3TG from smelters and refiners that are conformant with the RMAP.

Governance of 3TG Compliance; Multi-stakeholder Participation. Our Chief Legal Officer and Senior Vice President, Global Production, Sourcing and Supply Chain maintain responsibility for the continued implementation and oversight of our 3TG compliance program. Senior staff in our Sourcing and Production department maintain responsibility for the day-to-day management and execution of the program. To assist us with our compliance efforts, we utilize outside counsel and participate in a working group with other retailers. Further, we are members of the RMI and utilize its information resources.

Process to Collect Information Regarding 3TG in the Supply Chain. For 2022, in order to identify smelters and refiners in our supply chain and collect other information regarding the origin of 3TG in our supply chain, we distributed the then latest version of the Conflict Minerals Reporting Template developed by the RMI (the “Conflict Minerals Questionnaire”) to our Suppliers along with instructions on how to complete it. We received a response from each Supplier and evaluated the responses.

Training, Communication, and Grievance Mechanism. Employees involved in the production and sourcing of our products are educated on the Conflict Minerals Rule and our policy. In addition, our Suppliers are furnished with written training materials containing information about the Conflict Minerals Rule, our policy, and our compliance expectations, including how to complete the Conflict Minerals Questionnaire. The training materials are intended to help ensure the quality and completeness of the Conflict Minerals Questionnaires received from the Suppliers. We have worked with many of the same suppliers for years, thereby strengthening our relationship with them. We also provide a grievance mechanism to our suppliers by providing a direct email address to Express for any questions or concerns.

Step 2: Identify and Assess Risk in the Supply Chain
We directed our Suppliers to provide us with information concerning the usage and source of 3TG in our in-scope products and their 3TG compliance program through the completion of the Conflict Minerals Questionnaire. Our personnel reviewed the information provided in the completed Conflict Minerals Questionnaires received from our Suppliers. Based on the information provided to us by our Suppliers, we evaluated the risk that necessary 3TG in our in-scope products may have directly or indirectly financed or benefited armed groups engaging in human rights abuses in the DRC or the DRC Region. As part of our evaluation, we also reviewed information made publicly available by the RMI, as well as information made available by the RMI to its members.

Step 3: Design and Implement a Strategy to Respond to Identified Risks
We monitor and report on risk to designated senior management on an ongoing basis. Our 3TG compliance team reports the findings of its compliance efforts to both our Chief Legal Officer and Senior Vice President, Global Production, Sourcing and Supply Chain. Our risk mitigation strategy allows for a flexible response that is commensurate with the risks identified.

In addition, to the extent that identified smelters and refiners are not conformant with the RMAP, we engage in discussions with our Suppliers and communicate our expectations regarding compliance with our policy and encourage our suppliers to source 3TG from RMAP conformant smelters and refiners. Our membership in the RMI provides us with access to the most current data published by the RMI on the RMAP conformant status of smelters and refiners identified to us by our Suppliers.

Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is conformant with the RMAP. As indicated above, we are a RMI member.

Step 5: Report Annually on Supply Chain Due Diligence
We file a Form SD and a Conflict Minerals Report annually with the Securities and Exchange Commission. The information in this Conflict Minerals Report is publicly available at the following Internet website: http://www.express.com/investor.

The information contained on our website is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

Results of Due Diligence: Product Determination, Smelter and Refiner, and Country of Origin Information
For 2022, we determined that the following product lines contain in-scope products:
a.Fashion Jewelry
b.Footwear
c.Sunglasses
Due to our position in the supply chain, we rely on our Suppliers and the RMI to provide information on the smelters and refiners of the 3TG contained in our in-scope products. In 2022, we received 58 completed Conflict Minerals Questionnaires from Suppliers (and, in some cases, our Supplier’s suppliers). We have listed in Attachment A: (1) the processing facilities reported by our Suppliers during 2022, (2) the country where our Suppliers have indicated such facilities are located; and (3) the RMAP status of the processing facilities based on the RMI conformant smelter and refiner lists posted on the RMI website. We have also listed in Attachment A the countries from which the processing facilities may have sourced the minerals, ores or concentrates used to smelt or refine the Conflict Minerals based on aggregate smelter sourcing data available to us through the RMI.

Six of the seven processing facilities identified by our Suppliers for 2022 were conformant with the RMAP assessment protocol according to the RMI. Smelter and refiner RMAP compliance status indicated in this Conflict Minerals Report is based on the lists posted by the RMI on its website as of May 2, 2023. Smelters and refiners identified by our Suppliers were not necessarily conformant for all or part of 2022 and may not continue to be conformant for any future period.

Based on the inquiry and due diligence processes we performed, and according to information made available by our Suppliers and the RMI, we were unable to determine with certainty the ultimate origins of the 3TG in all of our in-scope products. Our efforts to determine the location of the mines used by the processing facilities identified by our Suppliers included (1) our request to our Suppliers to complete the Conflict Minerals Questionnaires, (2) our review of all processing facility information provided by our Suppliers, and (3) our review of the conformant smelter aggregate sourcing information available to us based on our membership in the RMI.

Steps to Mitigate Risk and Improve Due Diligence
Based on our risk assessment described above, we intend to take the following steps for 2023 to support our Conflict Minerals Policy, maintain our 3TG due diligence program, and reduce sourcing risks: (1) continue to follow the due diligence process described in this report to the extent we determine to be appropriate; (2) continue to maintain our membership in the RMI; and (3) continue to encourage our Suppliers to purchase any 3TG from RMAP conformant smelters and refiners.

Attachment A

The facilities that have been identified to Express by its Suppliers as processing 3TG used by those Suppliers, the country in which they are located, and their RMAP status are set forth below.

METAL	PROCESSOR NAME	PROCESSOR LOCATION	RMAP STATUS
Gold	JX Nippon Mining & Metals Co. Ltd.	JAPAN	Conformant
Gold	LS-NIKKO Copper Inc.	KOREA	Conformant
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA	Conformant
Gold	Yunnan Copper Industry Co., Ltd.	CHINA	Not Applicable
Tin	China Tin Group Ltd.	CHINA	Conformant
Tin	Tin Smelting Brach of Yunnan Tin Co., Ltd.	CHINA	Conformant
Tin	Yunnan Chengfeng Non-Ferrous Co., Ltd.	CHINA	Conformant

Based on aggregated data obtained by Express through its membership in the RMI, the processing facilities identified above may source raw materials from one or more of the following countries in accordance with RMAP protocols: Argentina, Australia, Azerbaijan, Bolivia, Botswana, Brazil, Burkina Faso, Burundi, Cambodia, Canada, Chile, China, Colombia, Cote d’Ivoire, Democratic Republic of the Congo, Dominican Republic, Ecuador, Egypt, Fiji, Finland, France, Georgia, Ghana, Guatemala, Guinea, Guyana, Honduras, Indonesia, Japan, Kazakhstan, Kenya, Korea, Kyrgyzstan, Lao People’s Democratic Republic, Liberia, Malaysia, Mali, Mauritania, Mexico, Mongolia, Morocco, Myanmar, Namibia, New Zealand, Nicaragua, Niger, Nigeria, Oman, Panama, Papua New Guinea, Peru, Philippines, Portugal, Russian Federation, Rwanda, Saudi Arabia, Senegal, Serbia, South Africa, Spain, Sudan, Suriname, Sweden, Taiwan, Tanzania, Thailand, Turkey, United Kingdom of Great Britain and Northern Ireland, United States of America, Uzbekistan, Venezuela, Vietnam, and Zambia.